Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated May 14, 2025, with respect to the financial statements of Kodiak Robotics, Inc. included in the proxy statement/prospectus of Ares Acquisition Corporation II and Kodiak Robotics, Inc. that is made a part of Amendment No. 3 to the Registration Statement on Form S-4 and related Prospectus of Ares Acquisition Corporation II and Kodiak Robotics, Inc. for the registration of shares of common stock and warrants to purchase shares of common stock.

/s/ Ernst & Young LLP

San Jose, CA

August 15, 2025